Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K



Randers, 19 January 2006
Stock exchange announcement No. 5/2006

Vestas establishes factory for assembly of nacelles and hubs in Tianjin, China

The Vestas Group has decided to establish a combined factory for assembly of nacelles and hubs in Tianjin in China. The factory will be built in connection with the blade factory which is already under establishment in TEDA (Tianjin Economic-Technological Development Area), where Vestas previously has bought land.

"*The location has been chosen on the basis of the good access opportunities to port, rail and major roads in China and is therefore well suited to Vestas' strategy for the region,*" says Søren Husted, President of Vestas Nacelles A/S and continues: "*Together with other activities in China, among others the establishment of a purchasing office in Shanghai, the factory will also contribute to increasing the global sourcing in Vestas.*"

The establishment of the factory, which will employ approximately 225 people, will commence as soon as possible, and Vestas expects to deliver the first V80-2.0 MW nacelles and hubs from the factory during the first half of 2007. The factory will have an annual production capacity of approximately 350 nacelles and hubs. Vestas' investment in the factory totals approximately EUR 19m.

"*With the establishment of a factory for assembly of nacelles and hubs in China, we have taken an important step in the right direction towards complying with the requirement that 70 per cent of the value of a turbine must be locally produced, which is a condition in order to supply turbines to the Chinese market, which has a very high potential for wind power,*" says Thorbjørn N. Rasmussen, President of Vestas Asia Pacific A/S:

The above investment does not affect the Vestas Group expectations for the total investments in 2006, cf. Stock exchange announcement No. 40/2005 of 24 November 2005.

Any questions may be addressed to Søren Husted, President of Vestas Nacelles A/S, to Thorbjørn N. Rasmussen, President of Vestas Asia Pacific A/S or to Annette Munk Rasmussen, Vice President of Communication & IR at Vestas Wind Systems A/S, telephone +45 9730 0000.

Yours faithfully
Vestas Wind Systems A/S

Ditlev Engel
President & CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

Facts about Tianjin Economic-Technological Development Area (TEDA):

Tianjin Economic-Technological Development Area (TEDA) was established in 1984 with the approval of the State Council of the People's Republic of China. It was one of the first state-class economic-technological development areas in the country. The Chinese transliteration of TEDA is pronounced almost in the same way as its English counterpart.

TEDA is located in the centre of a large area bordering the Bohai Sea, to the east of the Asia-Europe transcontinental railway as a portal to large cities like Beijing and Tianjin. Till now more than 3,900 foreign companies have settled down in TEDA. 44 of the "Fortune 500" companies have invested in the establishment of 93 enterprises, including some of the world's leading companies like Motorola, Samsung and Toyota.

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S